SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                            ____________________

                                SCHEDULE 13D

                              (Amendment No. 3)

                  Under the Securities Exchange Act of 1934


                    GENERAL EMPLOYMENT ENTERPRISES, INC.
                              (Name of Issuer)

                         Common Stock, No Par Value
                       (Title of Class of Securities)

                                 369730-10-6
                               (CUSIP number)

                              Herbert F. Imhoff
                    General Employment Enterprises, Inc.
                               One Tower Lane
                                 Suite 2100
                   Oakbrook Terrace, Illinois   60181-4600
                               (630) 954-0400
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               August 14, 1996
           (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                       (Continued on following pages)



                              Page 1 of 6 Pages

        2 of 22

   CUSIP No. 369730-10-6             13D                Page 2 of 6 Pages


        1    NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  Herbert F. Imhoff
                  S.S. No. ###-##-####

        2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [  ]
                                                                 (b) [  ]

        3    SEC USE ONLY


        4    SOURCE OF FUNDS


        5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                           [  ]

        6    CITIZENSHIP OR PLACE OF ORGANIZATION

        7    NUMBER OF SHARES BENEFICIALLY OWNED
             BY EACH REPORTING PERSON WITH
             SOLE VOTING POWER
                  739,124

        8     SHARED VOTING POWER
                  0

        9    SOLE DISPOSITIVE POWER
                  739,124

        10   SHARED DISPOSITIVE POWER
                  0

        11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  27.9%

        12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                          [  ]

        13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  27.9%

        14   TYPE OF REPORTING PERSON
                  IN

        3 of 22

                                                        Page 3 of 6 Pages


             This Amendment No. 3 to the Statement on Schedule 13D is

   being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.  Except as amended herein, the Schedule 13D, as amended, previously filed remains unchanged.

             This Amendment No. 3 is the first electronic amendment to a paper format Schedule 13D.  Accordingly, pursuant to Rule

   101(a)(2)(ii) of Regulation S-T, Mr. Imhoff's original Statement on

   Schedule 13D and Amendments No. 1 and 2 thereto are also filed herewith as Exhibits 99.1, 99.2 and 99.3, respectively, to Amendment

   No. 3 in order to restate the entire text of such previously filed paper Schedule 13D and Amendments.


   Item 1.        Security and Issuer.
                  -------------------

             This Amendment No. 3 amends the Statement on Schedule 13D

   and Amendments No. 1 and 2 thereto relating to the common stock, no par value (the "Shares"), of General Employment Enterprises, Inc., an

   Illinois corporation (the "Company") previously filed by Herbert F.

   Imhoff.


   Item 2.        Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

             As disclosed in his original Schedule 13D filing, Mr. Imhoff obtained an unsecured loan in the amount of $201,500 from a bank in the ordinary course of business in connection with the Shares he acquired on July 14, 1990.  As disclosed in Amendment No. 2 to the

   Statement on Schedule 13D, as of January 8, 1991, the outstanding

        4 of 22

                                                        Page 4 of 6 Pages


   balance of the loans was secured by 168,753 Shares owned by

   Mr. Imhoff.  As of August 14, 1996, the outstanding balance of the loan was repaid in full and none of the Shares owned by Mr. Imhoff were pledged.


   Item 3.        Interest in Securities of the Issuer.
                  ------------------------------------

             (a)  As of the date hereof, Mr. Imhoff owned 739,124 Shares,

   representing approximately 27.9% of the 2,651,796 Shares outstanding as of December 31, 1996 (based upon the number of Shares reported outstanding in the Company's Quarterly Report on Form 10-Q for the

   fiscal quarter ended December 31, 1996).

             (b)  Mr. Imhoff has the sole power to vote and to dispose of the 739,124 Shares reflected herein.

             (c)  Since the filing of Amendment No. 2 to the Statement on

   Schedule 13D, the following transactions have been effected by

   Mr. Imhoff:

        5 of 22

                                                        Page 5 of 6 Pages


        Type of                       Number of     Price per
      Transaction         Date         Shares         Share

    Purchase              9/13/93           88       $ 2.5625

    Stock dividend        11/14/94      76,812         N/A
    Gift                  12/29/94       6,000         N/A

    Stock dividend        11/3/95       87,433         N/A

    Option exercise       5/2/96        39,675         1.70

    Sale                  5/3/96        13,750        11.70
    Sale                  5/6/96        25,925        12.65

    Sale                  5/13/96       25,000        16.00

    Stock dividend        11/1/96       96,798         N/A

    Gift                  12/31/96       3,000         N/A


             (d)-(e)   Not applicable.


   Item 7.        Material to be filed as Exhibits.
                  ---------------------------------

        99. Statement on Schedule 13D filed by Herbert F. Imhoff dated July 14, 1990.

        99.1 Amendment No. 1 to the Statement on Schedule 13D filed by Herbert F. Imhoff dated November 30, 1990.

        99.2 Amendment No. 2 to the Statement on Schedule 13D filed by Herbert F. Imhoff dated January 8, 1991.

        6 of 22

                                                        Page 6 of 6 Pages


                                  SIGNATURE
                                  ---------

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   Date: April 1, 1997



                                      By:  /s/ HERBERT F. IMHOFF
                                           --------------------------
                                           Herbert F. Imhoff

        7 of 22